EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Telkom SA Limited - Filing of Form 20-F with the SEC

Shareholders are advised that Telkom filed its Form 20-F with the Securities Exchange Commission on Friday 15 July 2005. The Form 20-F is available on Telkoms website at www.telkom.co.za/ir.

Johannesburg

18 July 2005

Date: 18/07/2005 05:17:43 PM

Produced by the JSE SENS